Eyegate Pharmaceuticals, Inc.

271 Waverley Oaks Road

Suite 108

Waltham, MA 02452

April 9, 2018

VIA ELECTRONIC TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4631

100 F. Street, NE

Washington, DC 20549

Attention: Suzanne Hayes

Re:	EyeGate Pharmaceuticals, Inc.
Registration Statement on Form S-1
Filed March 23, 2018
File No. 333-223887

Ms. Hayes:

This letter (this “Letter”) is sent by EyeGate Pharmaceuticals, Inc., a Delaware corporation (CIK No. 0001372514) (the “Company”), in response to the comments (each, a “Comment” and collectively “Comments”) of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”), included in a letter (the “Comment Letter”) dated April 3, 2018 from Suzanne Hayes and Ada D. Sarmento of the Division of Corporation Finance, Office of Healthcare & Insurance at the SEC, regarding the Company’s Registration Statement on Form S-1, as filed with the SEC on March 23, 2018 (the “Form S-1”).

Set forth below are responses to the numbered Comment contained in the Comment Letter. For your convenience, the response of the Company follows the sequentially numbered Comment copied from the Comment Letter. In connection with this Letter, the Company has filed Pre-Effective Amendment No. 1 to the Form S-1 with the SEC (“Amendment No. 1”), which is an updated version of the Form S-1.

General

1.	We note your disclosure on the prospectus cover page that the public offering price per share and warrant will be determined between you and the placement agent at the time of pricing yet you state in the plan of distribution that the public offering price was negotiated between you and the investors in consultation with the placement agent. Please revise and clarify how the public offering price will be determined.

Response of the Company:

The Company acknowledges the Staff’s Comment and respectfully submits that the public offering price per share will be negotiated between the Company and the investors in consultation with the placement agent at the time of pricing based on the trading of the Company’s comment stock prior to the offering, among other things. The Company has revised the cover page to Amendment No. 1 to describe the method by which the public offering price per share will be determined.

United States Securities and Exchange Commission

Division of Corporation Finance

April 9, 2018

This Letter responds to all Comments contained in the Comment Letter. If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 319-7593 or our attorney, Robert A. Petitt, at (617) 345-3361.

Thank you for your assistance.

[Remainder of Page Intentionally Left Blank]

United States Securities and Exchange Commission

Division of Corporation Finance

April 9, 2018

Sincerely,

Eyegate Pharmaceuticals, Inc.

/s/ Stephen From

Stephen From
President and Chief Executive Officer

cc:	Robert A. Petitt, Esq., Burns & Levinson LLP